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                             January 22, 2021

       David Baker
       Chief Executive Officer
       Vallon Pharmaceuticals, Inc.
       Two Logan Square
       100 N. 18th Street, Suite 300
       Philadelphia, PA 19103

                                                        Re: Vallon
Pharmaceuticals, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-249636

       Dear Mr. Baker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1

       Selected Financial Data, page 9

   1. Your historical net loss per share attributable to common stockholders, basic and diluted, and weighted average
shares of common stock outstanding, basic and diluted, appear to have been retroactively
restated for your 1 for 40 reverse stock split. As we previously indicated in comment 4
from our letter dated October 8, 2020, since your stock split will not occur until closing
of the offering, you should provide pro forma earnings per share information rather than
retroactively effecting the split. Please revise and provide a footnote that indicates
how you have calculated your pro forma earnings per share
                                                        information. Please
also address this comment as it relates to your Selected Financial
                                                        Data. Ensure that your
other disclosures throughout the filing clearly state if they have
 David Baker
Vallon Pharmaceuticals, Inc.
January 22, 2021
Page 2
      been revised to reflect the effect of the 1 for 40 reverse stock split, such as your disclosures presented within Management's Discussion and Analysis and Certain
      Relationships and Related Party Transactions.
Dilution, page 57

2. With reference to the table at the top of page 58, it is not clear that the total consideration and weighted average share price per share information for existing shareholders is correct. In this regard, the table does not show, as you indicate, that new investors will pay an average price per share substantially higher than your existing shareholders paid.
       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid Baker
                                                              Division of
Corporation Finance
Comapany NameVallon Pharmaceuticals, Inc.
                                                              Office of Life
Sciences
January 22, 2021 Page 2
cc:       Kaoru C. Suzuki, Esq.
FirstName LastName